UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

PROSENSA HOLDING N.V.

(Name of Subject Company)

BIOMARIN FALCONS B.V. and BIOMARIN GIANTS B.V.

(Name of Filing Persons (Offeror))

BIOMARIN PHARMACEUTICAL INC.

(Name of Filing Persons (Parent of Offeror))

ORDINARY SHARES, €0.01 NOMINAL VALUE PER SHARE

(Title of Class of Securities)

N71546100

(CUSIP Number of Class of Securities)

G. Eric Davis, Esq.

Senior Vice President, General Counsel and Secretary

BioMarin Pharmaceutical Inc.

105 Digital Drive

Novato, California 94949

Telephone: (415) 506-6700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kevin B. Espinola, Esq.

Jones Day

3161 Michelson Drive, Suite 800

Irvine, California 92612

Telephone: (949) 851-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$845,601,615.65	$98,258.91

*	Calculated solely for purposes of determining the filing fee. The transaction valuation was calculated by multiplying (1) the offer price of the sum of (a) $17.75 per share of ordinary stock of Prosensa Holding N.V., €0.01 nominal value per share, (“Shares”) and (b) the maximum aggregate contingent cash consideration payment of $4.14 per Share, by (2) 38,629,585, which is the sum of (i) 36,141,379 Shares outstanding as of December 10, 2014 (including 204,750 restricted Shares), and (ii) 2,488,206 Shares issuable pursuant to outstanding options as of December 10, 2014, in each case, as advised by Prosensa Holding N.V.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the Transaction Valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $98,258.91	Filing Party: BioMarin Falcons B.V., BioMarin Giants B.V. and BioMarin Pharmaceuticals Inc.

Form or Registration No.: Schedule TO	Date Filed: December 12, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on December 12, 2014 and amended by Amendment No. 1 on December 24, 2014 and Amendment No. 2 on December 31, 2014 (which, together with any subsequent amendments and supplements thereto, collectively constitutes this “Schedule TO”). This Schedule TO relates to the tender offer by BioMarin Falcons B.V. and BioMarin Giants B.V. (together, “Purchaser”), each a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and a wholly-owned direct or indirect subsidiary of BioMarin Pharmaceutical Inc., a Delaware corporation (“Parent”), for all of the outstanding ordinary shares, nominal value €0.01 per share (“Shares”), of Prosensa Holding N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands (“Prosensa”), at a purchase price of $17.75 per Share, net to the seller in cash (the “Cash Consideration”), plus one non-transferrable contingent value right (“CVR”) per Share, which represents the contractual right to receive cash payments of up to $4.14 per Share in the aggregate upon the achievement of certain product approval milestones (the Cash Consideration, together with one CVR, the “Offer Price”), in each case, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2014 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which was filed as Exhibit (a)(1)(B) (the Letter of Transmittal, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”).

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Item 12 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Item 12 Exhibits.

Regulation M-A Item 1016

Item 12 of this Schedule TO is hereby amended and supplemented by adding the following exhibit thereto.

Exhibit No.	Description

(a)(5)(I)	Slide Presentation, dated January 6, 2015.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2015

BioMarin Falcons B.V.

By:	/s/ G. Eric Davis
Name: G. Eric Davis
Title: Managing Director

By:	/s/ Robert Baffi
Name: Robert Baffi
Title: Managing Director

BioMarin Giants B.V.

By:	/s/ G. Eric Davis
Name: G. Eric Davis
Title: Managing Director

By:	/s/ Robert Baffi
Name: Robert Baffi
Title: Managing Director

BioMarin Pharmaceutical Inc.

By:	/s/ G. Eric Davis
Name: G. Eric Davis
Title: Senior Vice President, General Counsel & Secretary

Exhibit Index

Exhibit No.	Description

(a)(5)(I)	Slide Presentation, dated January 6, 2015.